SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Proposed Migration to the Novo Mercado

Rio de Janeiro, February 18, 2026 – Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company” or “AXIA Energia”), further to the material fact disclosed on November 28, 2025, hereby informs that, on this date, Management is submitting to its shareholders a proposal for the Company’s migration to the Novo Mercado segment of B3 (the “Novo Mercado Migration”). For such purpose, the Company is calling the following meetings:

a)	an Extraordinary Shareholders’ Meeting, intended for holders of common shares (the “ON”) and class “C” preferred shares (the “PNC Shares”), to resolve on the request for the Novo Mercado Migration, the conversion of all class “A1” preferred shares (the “PNA1 Shares”) and class “B1” preferred shares (the “PNB1 Shares”) into ON, and the corresponding amendments to the Company’s bylaws;

b)	a Special Meeting of holders of PNA1 Shares to resolve on the conversion of the PNA1 Shares into ON, pursuant to and for the purposes of Article 136, paragraph 1, of Law No. 6,404/76 (the “Brazilian Corporation Law”); and

c)	a Special Meeting of holders of PNB1 Shares to resolve on the conversion of the PNB1 Shares into ON, pursuant to and for the purposes of Article 136, paragraph 1, of the Brazilian Corporation Law.

The meetings will be held, on first call, on April 1, 2026.

1.	Conversion Ratio

Management proposes that the conversions of the PNA1 Shares and PNB1 Shares be carried out at the ratio of 1.1 ON for each 1 PNA1 Share or PNB1 Share. The rationale for the proposed exchange ratio is described in detail in the Management Proposals relating to the meetings, disclosed on this date.

2.	B3 Authorization for Exceptional Treatment of the PNA1 Shares

The Company informs that it has received authorization from B3 for exceptional treatment of the PNA1 Shares, whose conversion will not constitute a condition to the Novo Mercado Migration. This authorization recognizes the specific characteristics of this class of shares, including its high level of dispersion and immaterial representation in the Company’s capital stock (0.005% of the total shares issued by the Company).

Accordingly, the Novo Mercado Migration will occur even if the Company does not succeed in obtaining approval at the Special Meeting of PNA1 shareholders. In such case, in compliance with B3’s authorization, the Extraordinary Shareholders’ Meeting shall approve a bylaw amendment granting full voting rights to the holders of PNA1 Shares, in accordance with the “one share, one vote” principle set forth in the Novo Mercado Regulations.

3.	Dissenters’ Rights – PNA1 and PNB1

If the conversions of the PNA1 Shares and/or the PNB1 Shares are approved at the respective Special Meetings, holders of PNA1 Shares and/or PNB1 Shares who do not vote in favor at the relevant Special Meeting (including by voting against, abstaining or not attending, as applicable) may exercise dissenters’ rights pursuant to Article 137 of the Brazilian Corporation Law.

The Company highlights the following minimum information regarding dissenters’ rights (without prejudice to the details contained in the Management Proposals):

o	Eligible classes: PNA1 Shares and/or PNB1 Shares, as applicable;

o	Record date: dissenters’ rights apply to shares held on the date of disclosure of this material fact, taking into account trades carried out on such date, including pursuant to Article 137, paragraph 1, of the Brazilian Corporation Law;

o	Continuous ownership: only shares held uninterruptedly by the shareholder from this date until the effective exercise of dissenters’ rights may be subject thereto, pursuant to Article 137, paragraph 1, of the Brazilian Corporation Law;

o	Term, procedure and possibility of partial withdrawal: as detailed in the Management Proposals; and

o	Reimbursement amount per share: the Company will pay, as reimbursement for shares subject to dissenters’ rights, the book value per share, as set forth in the latest financial statements approved by the shareholders’ meeting, provided that, considering the period for the exercise of dissenters’ rights, the amount calculated in the financial statements for the fiscal year ended 2025, to be disclosed on February 26, 2026, shall be considered for this purpose.

The Company may call a shareholders’ meeting to ratify or reconsider the resolution if it determines that the payment of the reimbursement amount to dissenting preferred shareholders may jeopardize its financial stability, pursuant to Article 137, paragraph 3, of the Brazilian Corporation Law.

4.	Documents and Access Channels

AXIA Energia will disclose through the CVM system a specific presentation summarizing the main information regarding the proposed Novo Mercado Migration, including the rationale, the rules applicable to the conversion of preferred shares into ON and the expected benefits of the transaction (under the category “Notice to the Market”, type “Presentations to Analysts/Market Participants”).

The call notices for the meetings, including the respective Management Proposals containing the information required by applicable regulations and other relevant materials, will also be made available and may be accessed on the Company’s website (https://ri.axia.com.br/), the CVM website (https://gov.br/cvm) and the B3 website (https://b3.com.br/).

Eduardo Haiama

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.